Exhibit 99.1

Clearmind Expands its Clinical Trial for Alcohol Use: New Site Activated and Additional Participant Enrolled

Vancouver, Canada, July 15, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the expansion of its Phase I/IIa clinical trial for CMND-100, its proprietary MEAI-based oral treatment candidate for Alcohol Use Disorder (AUD), with the activation of additional site at Johns Hopkins University School of Medicine and the enrollment of the first participant at this clinical site.

The trial is designed to evaluate the safety, tolerability, and pharmacokinetic profile of CMND-100, with preliminary efficacy indicators assessing its potential to reduce alcohol cravings and consumption.

This expansion comes shortly after the Company announced the enrollment of its first participant at the Yale School of Medicine, reinforcing the positive momentum in Clearmind’s clinical development program.

The continuation of enrollment further expands Clearmind’s international clinical network and strengthens the growing interest in CMND-100 as a potentially groundbreaking treatment for AUD.

The Phase I/IIa clinical trial is a multinational, multicenter, single- and multiple-dose study that aims to establish the safety and optimal dosing of CMND-100. The trial will also explore early signals of efficacy, including reductions in alcohol consumption and cravings, which could pave the way for further development of this groundbreaking therapy.

“Each new clinical site we activate and each new participant we enroll brings us one step closer to validating CMND-100’s potential to redefine the treatment landscape for AUD,” said Dr. Adi Zuloff-Shani, CEO of Clearmind. “This expansion reflects both the scientific community’s interest in our approach and our commitment to accelerating progress for patients in need of better solutions.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the growing interest in CMND-100 as a potentially groundbreaking treatment for Alcohol Use Disorder, how the continued enrollment further expands Clearmind’s international clinical network, CMND-100’s potential to redefine the treatment landscape for Alcohol Use Disorder and its commitment to accelerating progress for patients in need of better solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.